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19005565

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FEB 21 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-65803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Billow Butler & Company, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 N. Wacker Drive, Suite 2110

(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darrell Butler (312) 559-1904

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC

(Name – *if individual, state last, first, middle name*)

333 W. Wacker Drive, 6th Fl	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

BILLOW BUTLER & COMPANY, L.L.C.

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Darrell M. Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Billow Butler & Company, L.L.C., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ANTONIO GARZA
Notary Public - State of Illinois
My Commission Expires May 7, 2019

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FGMK

Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management
of Billow Butler & Company, L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Billow Butler & Company, L.L.C. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2012.

Chicago, Illinois
February 8, 2019

FGMK, LLC
fgmk.com

333 W. Wacker Drive, 6th Floor
Chicago, IL 60606
312.818.4300

2801 Lakeside Drive, 3rd Floor
Bannockburn, IL 60015
847.374.0400

BILLOW BUTLER & COMPANY, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

ASSETS	
Cash	$ 1,532,880
Property and equipment, net of accumulated depreciation and amortization of $314,459	17,634
Prepaid expenses	67,423
Security deposit	18,329
	$ 1,636,266

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 239,520
MEMBERS' EQUITY	1,396,746
	$ 1,636,266

The accompanying notes are an integral part of this statement.

BILLOW BUTLER & COMPANY, L.L.C.

NOTES TO THE FINANCIAL STATEMENT

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Billow Butler & Company, L.L.C. (the "Company"), a boutique investment bank, serves business owners in connection with the sale of their companies and provides other merger and acquisition ("M&A") activities, including leveraged (or liquidity) recapitalizations. The Company's focus is middle market manufacturers, distributors, and service providers located throughout the United States for which the estimated sale price will exceed $10 million. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). In addition, the Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker-dealer.

Accounting Policies. The Company follows generally accepted accounting principles ("GAAP"), as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

Management Estimates and Assumptions. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of this financial statement change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Cash. The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits.

Fees Receivable and Allowances for Uncollectible Accounts. Fees receivable are reported net of any estimated allowances for uncollectible accounts and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectible accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, and other collection indicators. No allowance was deemed necessary by management as of December 31, 2018.

Revenue Recognition. In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Updates ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*. Effective January 1, 2018, the Company adopted Topic 606, *Revenue from Contracts with Customers*, and all related amendments, and applied its provisions to all uncompleted contracts using the modified retrospective method.

The new guidance outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance issued by the FASB, including industry specific guidance. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Companies may use either a full retrospective or a modified retrospective approach to adopt this ASU. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

<u>*Significant Judgements*</u>. Revenue from contracts with customers includes commission income and fees from investment banking advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations

BILLOW BUTLER & COMPANY, L.L.C.

NOTES TO THE FINANCIAL STATEMENT

are satisfied at a point in time or over time; how to allocate fees where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Our principle sources of revenue are derived from mergers & acquisitions advisory services. The following is a description of the principal activities, separated by reportable segments, from which the Company generates its revenue.

Success Fee. Success fees are earned in accordance with the terms of the executed agreement, typically either a fixed dollar amount or percentage of the purchase price upon closing of the transaction. Revenue is recognized as these events are completed. In some cases, revenue is collected for payments received by clients after closing subject to certain tests or thresholds. Revenue recognition of Success Fees is unaffected by Topic 606.

Retainer Fee. Upon execution of the engagement agreement, there is a Retainer Fee component that includes a contractual obligation by the Company to perform the following functions ("Milestones") and therefore Topic 606 applies:

Preparation of Marketing Materials
Marketing the Business
Negotiating a Transaction

Each Milestone represents approximately one-third (1/3) of the time involved in the transaction and, therefore, the Company recognizes its Retainer Fee in three equal parts. When each Milestone is completed the Company has met its performance obligation, and therefore has earned that portion of the Retainer Fee.

Valuation Fee. Valuation fees are earned in conjunction with the issuance of either a draft, or final, report as dictated by the contract. As such, the Fee is earned upon meeting the performance obligation. For purposes of Topic 606, Valuation Fee revenues is recognized at that time.

The Company applied the modified retrospective approach described above which did not result in a material cumulative adjustment to members' equity as of January 1, 2018.

Reported financial results for historic periods have not been adjusted and continue to be reported under the accounting standards in effect for those periods.

Property and Equipment. Property and equipment are recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the assets or, in the case of leasehold improvements, the lease term, if shorter.

Income Taxes. The Company, with the prior consent of its members, elected under the Internal Revenue Code to be taxed as a partnership. As such, the members of the limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for Federal income taxes has been included in the accompanying financial statement. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. The Company may be subject to various state and local income taxes.

Recent Accounting Pronouncements. In February 2016, FASB issued ASU 2018-02, *Leases (Topic 842)*. FASB issued ASU 2018-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2018, with early adoption permitted. Management is currently evaluating this standard.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, and a rate of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $1,293,360, which was $1,277,392 in excess of its required net capital of $15,968. The Company's aggregate indebtedness to net capital ratio was .1852 to 1.

Management anticipates that material capital distributions will be made during the six months ending after December 31, 2018; however, the Company will maintain the required net capital requirements.

NOTE 3 – LEASE COMMITMENTS AND DEFERED RENT

The Company leases space at 20 N. Wacker in Chicago, Illinois. The lease is a non-cancelable operating lease that requires monthly payments of $9,164 to $9,825 thru April of 2019. It also provides for payment of the Company's share of real estate taxes and certain common area maintenance costs on a monthly basis.

The lease requires escalating rent payments over the life of the lease. GAAP requires rent expense to be recognized evenly over the lease life. During the initial years of the leases, this results in recognizing more rent expense than cash payments made. At each respective year-end, the excess of future payments of rent over future rent expense to be recognized is recorded as a liability on the statement of financial condition. The rent payments made over expenses recognized was $14,971 for the year ended December 31, 2018 and, accordingly, expenses recognized over rent payments made has cumulatively decreased members' equity by $5,541 as of December 31, 2018.

Future minimum lease payments under this lease as of December 31, 2018, are as follows:

Year Ending December 31	Amount
2019	$ 39,300

NOTE 4 – PROFIT SHARING PLAN

The Company sponsors a retirement plan, Billow Butler & Company, L.L.C. Retirement Plan (the "Plan") for the benefit of all eligible employees as defined in the Plan agreement. Any Company profit sharing contribution is discretionary. For the year ended December 31, 2018, the Company accrued a contribution of $134,000, which is included in accounts payable, accrued expenses and other liabilities on the accompanying statement of financial condition.

BILLOW BUTLER & COMPANY, L.L.C.

NOTES TO THE FINANCIAL STATEMENT

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

For the year ended December 31, 2018, the Company derived 48% of its revenues from 2 contracts. The ongoing operation of the Company is economically dependent on its ability to enter into new contracts with other parties.

NOTE 6 – COMMITMENTS, CONTINGENCIES AND INDEMNIFICATIONS

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated all subsequent events through the date the accompanying financial statement was issued.